EXHIBIT 12.2
Computation of Ratio of Earnings to Fixed Charges Including Preferred Stock Dividends

	Three Months Ended March 31,		Years ended December 31,
	2013	2012	2012	2011	2010	2009	2008

Excluding interest on deposits	2.38	2.51	2.60	2.42	2.27	1.97	1.70
Including interest on deposits	1.98	2.03	2.11	1.95	1.84	1.57	1.34

Note:	The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Three Months Ended March 31,		Years ended December 31,
	2013	2012	2012	2011	2010	2009	2008
(In thousands)
Income before income taxes	$44,124	$49,809	$210,375	$195,217	$184,935	$165,406	$108,274

Interest on deposits	$12,813	$15,539	$57,556	$68,167	$74,924	$118,297	$163,113
Borrowings and long-term debt	30,184	31,138	123,756	130,846	139,136	144,573	145,782
1/3 of net rental expense	1,898	1,904	7,949	7,061	7,046	6,596	5,945
Preferred stock dividends	-	-	-	-	-	19,524	2,090
Total fixed charges, including
interest on deposits	$44,895	$48,581	$189,261	$206,074	$221,106	$288,990	$316,930
Total fixed charges, excluding
interest on deposits	$32,082	$33,042	$131,705	$137,907	$146,182	$170,693	$153,817